
May 13, 2024

Jorge de Pablo
Chief Executive Officer
Enphys Acquisition Corp.
100 Wall Street, 20th Floor
New York, NY 10005

> **Re: Enphys Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2024**
> **File No. 001-40879**

Dear Jorge de Pablo:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Risk Factors, page 15

1. We note that you are seeking to extend your termination date to December 8, 2024, a date which is approximately 38 months from your initial public offering. We also note that your securities are listed on the NYSE and that Section 102.06 of the NYSE Listed Company Manual requires that a special purpose acquisition company complete a business combination within three years of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to December 8, 2024, does not comply with this rule and revise to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from the NYSE, and the consequences of any such suspension or delisting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Doug Lionberger, Esq.